1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808

June 19, 2019
Sara von Althann
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549

Re:	YouNow, Inc.
Amendment No. 3 to
Draft Offering Statement on Form 1-A
Submitted May 17, 2019
CIK 0001725129
Dear Ms. von Althann:
YouNow, Inc. (“YouNow,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 10, 2019 (the “Comment Letter”), relating to the Company’s filing on May 17, 2019 of the Company’s Amendment No. 3 to the Offering Statement on Form 1-A (the “Offering Statement”).
To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.
Draft Offering Statement on Form 1-A
General

1.	We note your responses to comments 1 and 8. We continue to evaluate your responses and may have further comment.

The Company respectfully acknowledges the Staff’s comment.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

2.
We note your responses to comments 4, 5, and 6 with respect to various issues relating to the Investment Company Act of 1940. While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses.

The Company respectfully acknowledges the Staff’s comment.

Dilution, page 50

3.
We note your response to comment 9. Please disclose why total tokens purchased of 249,524,060 as presented in your dilution table does not reconcile to total tokens issued and issuable of 249,570,459 as disclosed on page 116.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 115 of the Offering Statement to reconcile the total tokens issued and issuable.

Critical Accounting Policies and Significant Judgments and Estimates, page 62

4.
We note your descriptions of the Props Network and Props Live Video App beginning on pages 97 and 106 and your reference to the following: 1) the Props Live Video App, 2) the Props Network, 3) the Props Blockchain (i.e. a sidechain of the Ethereum Blockchain), 4) the Ethereum Blockchain, and 5) the open source software (“Props Blockchain”) and network infrastructure. Please clarify the nature of each of these technologies and distinction between them, including how each technology interacts with or relies on the other as well as how Props Tokens are integrated within the technologies and or (Props) network infrastructure. If any of the terms are used interchangeably, please clarify the same for us.

In response to the Staff’s comment, the Company has provided additional discussion regarding the nature of each of these technologies and distinction between them, including how each technology interacts with or relies on the others as well as how Props Tokens are integrated within the technologies.

The Props Live Video App

The Props Live Video App (described in more detail on pages 105-112 of the Offering Statement) is a consumer-facing live streaming app. The Props Live Video App has been available for download through Apple’s App Store and Google Play since 2012.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

The Props Live Video App began interacting with the Ethereum blockchain and the Props Tokens in March 2019, when YouNow enabled basic functionality for Props Tokens in the Props Live Video App. As a result of enabling this functionality, if a user links a wallet with associated Props Tokens to the user's Props Live Video App account, the Props Live Video App reads the balance of Props Tokens associated with the wallet address and provides functionality for the user accordingly.

Upon qualification, the Props Live Video App will also interact with the Props Blockchain. By incorporating and using the PropsKit open source software described on page 96-97 of the Offering Statement, the Props Live Video App will read the balance of Pending Props associated with a user's account on the Props Blockchain. In addition, upon qualification, the Props Live Video App will be able to send data, including information regarding Pending Props and usage data, to the Validators who help construct the Props Blockchain. This data will be recorded on (and will comprise) the Props Blockchain. The Props Live Video App will not directly interact with the Sidechain Node software described on page 97 of the Offering Statement, but as described below, that software is integral to the creation and operation of the Props Blockchain, which the Props Live Video App does interact with.

As a result, other parts of the Props Network interact with the Props Live Video App. The interactions between the Ethereum blockchain, the Props Tokens, and the Props Live Video App are already functional. Upon qualification, the Company will enable additional interactions and functionalities between the Props Live Video App and the Props Blockchain, as enabled by the open source software. The Props Live Video App is, however, separate from the Ethereum blockchain, on which the holding of Props Tokens is recorded, the Props Blockchain, on which Pending Props and usage data is recorded, and the open source software the Company has developed, which facilitates these interactions.

The Props Network

The Props Network is a term used by the Company in the Offering Statement to collectively refer to (i) all Props Apps (currently comprised of only the Props Live Video App, which is described in more detail on pages 105-112 of the Offering Statement), (ii) the Props Blockchain, which is described in more detail on pages 98-99 of the Offering Statement, (iii) the "smart contracts" on the Ethereum blockchain created by YouNow (the Token Code and the Protocol Rewards Engine), which are described in more detail on pages 100-03 of the Offering Statement and (iv) the users of the Props Apps.

The Props Network is not separate from these elements but is, rather, a term of convenience used to reference all of the above aspects of the network that the Company has designed.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

The Props Blockchain

The Props Blockchain (described in more detail on pages 98-99 of the Offering Statement) will upon qualification be a sidechain of the Ethereum Blockchain, which means that it will be a blockchain that is designed to interact with the Ethereum blockchain. The Props Blockchain is a database created and shared by the members of a peer-to-peer computer network constituted by persons running the Sidechain Node software described on page 97 of the Offering Statement. As a result, the open source software created by the Company is integral to the creation of the Props Blockchain.

The Props Blockchain does not directly interact with Props Tokens; the Props Blockchain does not comprise records of holding or transactions in Props Tokens. Rather, the Props Blockchain is a record only of key data regarding the usage of Props Apps (currently comprised of only the Props Live Video App) and Pending Props.

The Props Blockchain will, however, interact with the Props Live Video App upon qualification of the Offering Statement. As described above, by incorporating the PropsKit open source software, the Props Live Video App will interact with and send information to Validators of the Props Blockchain, so that this information may be recorded on the Props Blockchain. This data will be recorded on (and comprise) the Props Blockchain. Any additional Props Apps added to the Props Network in the future will similarly interact with the Props Blockchain.

In addition, upon qualification, the Props Blockchain will effectively interact with the Ethereum blockchain. As described on page 99-100 of the Offering Statement, the Validators, who are persons who run the Sidechain Node software and have permission to record data on the Props Blockchain, will act in an oracle function to the Protocol Rewards Engine, which is a smart contract deployed to the Ethereum blockchain. The Validators will be tasked with recording data to comprise the Props Blockchain. These interactions will be enabled by the Sidechain Node software.

As a result, the Props Live Video App interacts with and relies on other parts of the Props Network. These interactions will be enabled upon qualification of this Offering Statement. While the Sidechain Node software is integral to and must be run in order to construct and maintain the Props Blockchain, the Props Blockchain is separate from the other elements of the Props Network described above and below, including the Props Live Video App, the Ethereum blockchain, and the open source software the Company has developed.

The Ethereum Blockchain

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

The Ethereum Blockchain (described in more detail on pages 86-88 of the Offering Statement) exists as a database created and shared by the members of a peer-to-peer computer network constituted by persons running Ethereum node software described on page 79 of the Offering Statement. The smart contracts on the Ethereum blockchain created by YouNow (the Token Code and the Protocol Rewards Engine), which are described on pages 100-03 of the Offering Statement, respectively, exist on the Ethereum blockchain.

Further, the Props Tokens are digital assets existing on the Ethereum blockchain created and recorded by the Token Code. As a result, the Ethereum blockchain is integral to the creation and maintenance of Props Tokens. Ownership of and transactions in Props Tokens are only recorded on the Ethereum blockchain. Props Tokens were initially created on the Ethereum blockchain in March 2019, in connection with YouNow's enabling of basic functionality for Props Tokens in the Props Live Video App.

In addition, upon qualification, there will be interaction between the Ethereum blockchain and the Props Blockchain. As described above and on pages 100-01 of the Offering Statement, the Validators, who are persons who run the Sidechain Node software and have permission to record data on the Props Blockchain, will interact with the Ethereum blockchain to the extent that they act in an oracle function to the Protocol Rewards Engine.

As a result, other parts of the Props Network interact with and rely on the Ethereum blockchain. The interactions between the Ethereum blockchain, the Props Tokens, and the Props Live Video App are already functional. Upon qualification, the Company will enable additional interactions and functionalities with the Props Blockchain, as enabled by the open source software. The Ethereum blockchain is, however, separate from the other elements of the Props Network described above and below, including the Props Live Video App, the Props Blockchain, and the open source software the Company has developed.

The Open Source Software

The open source software (described in more detail on pages 97-98 of the Offering Statement) developed by YouNow is comprised of the Props Kit software and the Sidechain Node software. As described above, this open source software is designed to enable interactions between various elements of the Props Network.

As described above, for example, the Props Live Video App may use the the PropsKit software in order to read a user's Props Token balance on the Ethereum blockchain. Because basic functionality for Props Tokens in the Props Live Video App has already been enabled, the basic functions of the PropsKit software are already being used by the Props Live Video App to allow it to read Props Token balances on the Ethereum blockchain. Further, the PropsKit

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

software will allow the Props Live Video App to interact with the Props Blockchain by sending data regarding Pending Props and usage to Validators constructing the Props Blockchain.

The other component of the Company's open sources software, the Sidechain Node software, will enable interaction between Props Apps, Validators, or other users and the Props Blockchain. The Sidechain Node software allows users to maintain or review their own copy of the record of daily usage and Pending Props recorded to the Props Blockchain. In addition, Validators will need to use the Sidechain Node software in order to create the Props Blockchain.

As a result, the open source software will enable interaction between parts of the Props Network. These interactions will be enabled upon qualification of this Offering Statement. Further, while the Sidechain Node software is integral and must be run in order to construct and maintain the Props Blockchain, the open source software is, however, separate from the other elements of the Props Network described above and below, including the Props Live Video App, the Props Blockchain, and the Ethereum blockchain.

We understand the Staff’s comment to relate to revenue recognition under ASC 606, and in particular the deferral and recognition of revenue under our Simple Agreement for Future Tokens offered in November 2017 (the “SAFTs”). As the Staff is aware, whether consideration will need to be deferred under ASC 606 depends on whether or not the Company has any explicit or implied obligations to continue providing goods or services to the purchasers. In this regard, the Company notes that, as described above, the Props Live Video App began interacting with the Ethereum blockchain and the Props Tokens in March 2019, when YouNow enabled basic functionality for Props Tokens in the Props Live Video App. The technology required to provide this basic functionality and to satisfy the Company performance obligations to the SAFT customers under the SAFTs was complete and operational at that time. The additional technologies described above and their integration with the network and the Props Tokens were not a component of the performance obligations under the SAFTs.

As described on page 61 of the Offering Statement, the SAFTs that YouNow has entered into with purchasers are all within the scope of ASC 606 and contain a single performance obligation - to deliver tokens with some functionality on the platform. In March 2019, the Company began to deliver Props Tokens to SAFT purchasers; to the extent that Props Tokens have been delivered, the Company believes its performance obligations under the SAFTs have been satisfied. As a result, the Company believes it appropriately treated revenue from the SAFT offerings by not deferring revenue.

5.
We note your response to comments 14, 15, and 16, including your reference that token issuances will be recorded on the Ethereum blockchain. Please clarify the company’s obligations associated with the delivery of the tokens, including how, when and to what

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

distributed ledgers the token issuances are recorded (e.g., are tokens recorded to the Props Blockchain or other blockchain in addition to the Ethereum Blockchain) and how the company ultimately satisfied its obligation to issue the token. In this regard, tell us if the Props Blockchain or other respective distributed network was developed and functioning at the time the tokens (or related SAFTs) were sold or issued to token holders.

The Company respectfully advises the Staff that it believes that its performance obligation associated with the SAFTs offered by YouNow in November 2017 (the "SAFTs") is satisfied upon delivery of the Props Tokens with some functionality to customer wallets, upon which time control of the Props Tokens is transferred to the customer. Customers cannot control their Props Tokens until the Props Tokens are delivered into their wallets. This delivery was and is accomplished by creating one or a series of transactions that create records assigning ownership of Props Tokens to a wallet address supplied by the SAFT holder, which are then written to the Ethereum blockchain as described on pages 86-88 of the Offering Statement. The consensus rules of the Ethereum blockchain permit the transfer of Props Tokens from one wallet address to another, provided the sender is able to provide a “digital signature” demonstrating ownership of the wallet. This delivery system was in place and functioning in March 2019, at the time the first Props Tokens were delivered to customers.

Props Tokens began to be issued and delivered as described above in March 2019, in connection with the enabling of some functionality for the Props Tokens in the Props Live Video App and the deployment of a version of the Token Code compliant with the ERC-20 protocol described on pages 78 of the Offering Statement. This basic level of functionality effective in March 2019 included connecting an Ethereum wallet holding Props Tokens, viewing a Props Token balance, and unlocking exclusive virtual items that could influence which content was trending on the Props Live Video App. Further, once delivered, the delivered Props Tokens were fully capable of having basic "smart contract" functions performed on them, including the ability to transfer Props Tokens from one wallet to another, by submitting a transaction to the Ethereum network. No Props Tokens were issued prior to the enabling of this basic functionality for the Props Tokens in the Props Live Video App.

As discussed on page 113 of the Offering Statement, however, some Props Tokens have not yet been delivered to SAFT purchasers or are not under the SAFT purchaser’s control because such holders have not yet provided a wallet address or because vesting requirements have not yet been satisfied. Props Tokens that have not yet vested are not sent to purchasers’ wallets, and are therefore not under purchasers’ control.

We understand the Staff’s comment to relate to the timing of revenue recognition relating to the SAFTs under ASC 606, which depends on when goods and services are being transferred

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

to the purchasers under the SAFTs. Specifically, we believe that under ASC 606, we should recognize revenue in connection with our SAFTs when we have completed our performance obligation and the SAFT purchaser then has control over the Props Tokens. As discussed above, we believe that SAFT holders have contracted for delivery of Props Tokens, such that YouNow satisfied its obligations under the SAFTs upon delivery of the Props Tokens to the SAFT holder’s provided wallet address. At that time, YouNow recognizes revenue in connection with the delivery. Similarly, YouNow has not recognized revenue in connection with the SAFTs for which SAFT holders have not yet provided a wallet address or for those Props Tokens still subject to vesting requirements. Only upon the delivery of the Props Tokens to the SAFT purchaser (by delivery the Props Tokens to the SAFT purchaser’s wallet) would revenue be recognized.

Further, the Company respectfully submits that the additional functionalities for the Props Tokens described in the Offering Statement do not affect the appropriate timing of revenue recognition under ASC 606. The premium features of the Props Tokens described on pages 109-10 of the Offering Statements are enhancements we contemplate upon qualification, but are not contractual promises made to customers under the SAFTs. Accordingly, these enhancements were not performance obligations under those contracts as described in ASC 606; therefore, the timing of revenue recognition under ASC 606 for the SAFTs is not affected by any proposed or enacted plans for the future development of the Props Network. Therefore, our decision to not defer revenue from the SAFTs was appropriate under ASC 606.

6.
We note your response that company has no obligation to provide the future or existing features of the token as described by the company to the token holders. Please tell us whether the company has any obligation to the token holders following delivery of the token to provide access to, or minimum level of functionality within the Props Network, Props Live Video App, or other technology.

As described on page 61 of the Offering Statement, the SAFTs that YouNow has entered into with purchasers all contain a single performance obligation - to deliver Props Tokens with some functionality on the platform. In March 2019, the Company began to deliver Props Tokens to SAFT purchasers; to the extent that Props Tokens have been delivered, the Company believes its performance obligations under the SAFTs have been satisfied. The Company has no ongoing performance obligations to the SAFT purchasers post-delivery, including no obligation to provide access to, or a minimum level of functionality within the Props Network, Props Live Video App, or other technology

As described on page 90 of the Offering Statement, the Company intends to not remove any of the rights of Props Token holders described under “-Terms of the Token Code” in the Offering Statement. In addition, YouNow will not remove any of the functionalities for Props

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

Tokens described under “Description of the Props Live Video App” in the Offering Statement provided that YouNow may make changes or vary these functionalities so long as YouNow maintains the Props Live Video App so that user experience of the app is generally as robust as what is described under “Description of the Props Live Video App” in the Offering Statement. In addition, YouNow may vary or remove these functionalities if user demand for the Props Live Video App falls below a minimum viable level for a reasonable period of time. YouNow does not, however, believe it has any contractual obligation to provide these functions, access to, or a minimum level of functionality for the Props Tokens within the Props Network, Props Live Video App, or other technology.

We understand the Staff’s comment to relate to the timing of revenue recognition under ASC 606 under our SAFTs, which depends on when goods and services are being transferred to the purchasers under the SAFTs. As discussed in our response to comment 5 and elsewhere, we believe that SAFT holders have contracted for delivery of Props Tokens, such that YouNow satisfied its obligations under the SAFTs upon delivery of the Props Tokens to the SAFT holder’s provided wallet address. The Company does not have any contractual obligation to perform any further services to maintain or enhance the network or Props Token functionality. The further enhancements and functionality we intend to provide on the Props Network are not contractual obligations, and as a result, these enhancements were not performance obligations under the SAFTs as described in ASC 606. As a result, we have not deferred any of the sale consideration received pursuant to the SAFTs for which we have satisfied our Props Token delivery obligation, in accordance with the guidance on performance obligations satisfied at a point in time in ASC 606-10-25-30.

7.
We note your disclosure of Props Token transfers in the Secondary Markets on page 90. Please clarify when and whether a token holder can transfer their tokens to another counterparty outside of your Props Blockchain (e.g., through the Ethereum network or some other means) and if so, address the following:

•	Tell us how the transfer of tokens would be tracked or recorded on the YouNow network;
The Company respectfully advises the Staff that transfers of Props Tokens are recorded only on the Ethereum blockchain. Because the Ethereum blockchain is a public record, any party may track the transfer of Props Tokens from one wallet to another. Props Apps will be able to track the transfer of Props Tokens recorded in the Token Code, which we intend to enable with the PropsKit software. For example, Props Apps, including the Props Live Video App, will actively track Props Token transfers effected by users with wallets associated with Props Live Video App accounts.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

•	Tell us whether the other counterparty would be able to then utilize the tokens on your network; and
The transferred Props Tokens will be fully capable of having operations performed on them as described on pages 82-83 of the Offering Statement by the recipient and give that user the basic functionalities in the Props Live Video App described on pages 109-110 of the Offering Statement, and upon qualification, may give the recipient the premium features described on pages 109-110 of the Offering Statement.

•
To the extent the token purchaser subsequently transfers its token, describe whether the rights/features of the token transfer along with the respective tokens or remain with the initial token purchaser.

The operations performable on Props Tokens as described on pages 82-84 of the Offering Statement are only able to be performed by the person with Props Tokens associated with her wallet, as described on pages 86-89 of the Offering Statement. Further, the basic functionalities in the Props Live Video App described on page 109-110 of the Offering Statement will only be available to users who hold Props Tokens and who have registered their wallet addresses with a Props Live Video App account. These benefits do not remain with the initial Props Token holder who transfers Props Tokens.

The Company believes the Staff’s comments above reflect a concern as to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the SAFTs, which depends on whether the purchasers of the Props Tokens in these agreements are “customers.” We believe that the SAFT purchasers meet this definition. ASC 606 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The standard does not define the term “ordinary activities” but it is derived from the definitions of revenue in the respective conceptual frameworks of the IASB and the FASB, and may be understood to refer to the notion of an entity’s “ongoing major or central operations.” The Props Tokens are an output of the Company’s platform development activities - its ongoing and central operations - which the SAFT customers purchased for consideration.

Even if some SAFT customers may have purchased Tokens for speculative purposes only or with the intent of reselling them at a profit, they would still meet the definition of a customer under ASC 606. The Company believes that ASC 606 is generally not applied based on an examination of a purchaser’s motivation or intent. The Company also respectfully submits that that purchasers of tokens through the SAFTs do not need to engage with the network on an ongoing basis as token holders in order to be “customers” of the Company for purposes of ASC 606.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

8.
We note your response to comment 13 indicating the company is not obligated to repurchase Props Tokens delivered to a token holder. Please clarify whether there are any scenarios where token holders may require refund of the proceeds paid to the company, aside from DPA holders, either in the event the Props Network is not built out, does not maintain functionality, or otherwise. If such scenarios exist, please describe.

The Company respectfully advises the Staff that there are no scenarios under which Props Token holders may require a refund of proceeds paid to the company. As a general matter, the Props Tokens themselves do not contain or imply, and purchasers of Props Tokens do not obtain, any right to require a refund of the proceeds paid to the Company, or any right to require the Company to build or maintain any level of functionality for the Props Network.

Further, the Company respectfully advises the Staff that the SAFTs do not contain a refund right. As discussed on page 23 of the Offering Statement, pursuant to the terms of the SAFTs, the Company would have been obligated to return the amount raised in its 2017 SAFT offering if the Company did not distribute Props Tokens to the general public, launch its Rize platform (which was merged into the YouNow app as noted on page 54 of the Offering Statement), and have a functional Props Token before the expiration of a deadline in early March 2019. The Company believes, however, that because it satisfied its obligation to deliver Props Tokens before the deadline, this refund right no longer exists (and did not exist at the time the Company began to deliver the first Props Tokens).

We believe that in this question, the Staff may be concerned as to whether the Company should adjust its revenue recognition policy to account for any ability of 2017 SAFT purchasers to require a refund -- specifically because refund rights could imply that all of the consideration received in connection with the sales of the SAFTs is not fixed, and that variable consideration may be constrained. We note that as described on page 61 of the Offering Statement, the 2017 SAFTs that YouNow has entered into with purchasers are all within the scope of ASC 606 and contain a single performance obligation - to deliver Props Tokens with some functionality on the YouNow platform. As a result, the Company respectfully submits that, prior to the satisfaction of this performance obligation, the refund right described above had expired, and therefore, the transaction price was fixed when the Company began to deliver the Tokens.

As discussed previously in our response to question 5, in accordance with ASC 606, we recognize revenue when our performance obligations are complete and the customer has full control over their purchased Props Tokens. Since the transaction price paid by the 2017 SAFT purchasers contained only fixed consideration at the time that the Company began delivering Tokens to customers, we believe all revenue from the sale of Props Tokens under the SAFTs is

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

appropriately recognized upon the delivery of the Props Tokens to the wallet address provided by the SAFT purchaser.
Description of Business
Assignment, Decentralization, page 121

9.
We note your response to comment 25 and your revised disclosure in this section, including the statement that any significant change to the platform would "require . . . the substantial support of our community of users and Props Token holders." Please revise to clarify whether users and Props Token holders will have any enforceable rights with respect to decisions regarding significant changes to the platform. To the extent that they have no such rights, please so state.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Offering Statement to note that users and Props Token holders will not have any enforceable rights with respect to decisions regarding significant changes to the platform.

The Company has used the phrase “require...the substantial support of our community of users and Props Token holders” to convey that the Company would seek the support of its users and Props Token holders before enacting significant changes to the platform. However, we note that this does not grant the users and Props Token holders any enforceable rights with respect to decisions regarding significant changes to the platform. Neither users nor Props Token holders have any enforceable right to require the Company to take any actions or refrain from any action in regards to anything affecting the Props Network. In addition, the Props Tokens themselves do not contain or imply, and recipients of Props Tokens do not obtain, any enforceable rights to require any form of creation or maintenance of any functionality on the Props Network. To the extent that users or Props Token holders would be requested to provide any input on prospective functionality or features of the Props Network, or any other business decision undertaken by the Company, such input would be completely advisory in nature and the Company would not be bound to accept or reject such input in any way.

In addition, while the 2017 SAFT purchasers did have the ability to require a refund of their purchase price in the event that the Company did not perform under the 2017 SAFTs, the SAFT purchasers did not have any ability to compel the Company to build or maintain any level of functionality for the Props Network, as discussed in question 8. The Props Tokens that the Company began to deliver to SAFT purchasers in March 2019, as well as any Props Tokens that we may issue under the DPAs or post-qualification do not provide holders with the ability to compel the Company to make any changes to the platform or to perform any additional development work with respect to the Props Network or Props Tokens.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

We understand the Staff’s comment to relate to revenue recognition under ASC 606, and in particular, the deferral and recognition of revenue. As the Staff is aware, whether sale consideration will need to be deferred under ASC 606 depends on whether or not the Company has any explicit or implied obligation to continue providing goods or services to the purchasers (that is, whether the Compnay has any unsatisfied performance obligations). As discussed in question 8, the service that the Company contracted to provide to 2017 SAFT purchasers was solely to deliver Props Tokens with some functionality on the YouNow platform. As further discussed in question 8, the Company believes that it has satisfied its performance obligation and should recognize revenue from the sale of Props Tokens under the SAFTs upon the delivery of the Props Tokens to the wallet address provided by the SAFT purchaser. As a result, we have not deferred any of the sale consideration received pursuant to the SAFTs for which we have satisfied our Props Token delivery obligation, in accordance with the guidance on performance obligations satisfied at a point in time in ASC 606-10-25-30.

Exhibits

10.
We note that section 10.2 of your Second Amended and Restated Investors' Rights Agreement and section 3.4 of the Voting Agreement contain jury trial waivers, and that the introductory language and section 17 of the YouNowTerms of Use and section 18 of the Props PBC Token Grant Agreement contain mandatory arbitration provisions. Please revise your offering statement to:

•	Further describe each jury trial waiver and mandatory arbitration provision, including how it will impact your investors;
In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 66, 74, and 139-40 of the Offering Statement to describe the provisions and their impact on investors.

•	Describe any questions as to enforceability under federal and state law;
In response to the Staff’s comment, the Company first notes that it has revised Section 18 of the grant agreement and the introductory language and Section 17 of the terms of use to explicitly exclude claims under federal and state securities laws from the scope of the application of the arbitration provision. The Company has also revised the disclosure on pages 38 and 139-40 of the Offering Statement to clarify that the provisions referenced above in the grant agreement and terms of use are not enforceable with respect to federal and state securities law claims, and to discuss the enforceability of the provisions with respect to other claims.
The Company also notes that it does not believe that the Voting Agreement or the Second Amended and Restated Investors Rights Agreement define or limit the rights of Props Token

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

holders. The Company has also revised the disclosure on pages 66 and 74 of the Offering Statement to clarify this and note that the Company believes that the provisions referenced above are not enforceable with respect to federal and state securities law claims.

•	Clarify whether each such provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
In response to the Staff’s comment, as noted above, the Company has revised the grant agreement and terms of use to explicitly exclude claims under federal and state securities laws from the scope of their application, and has made corresponding revisions to the offering circular.

As noted above, the Company does not believe that the Voting Agreement or the Second Amended and Restated Investors Rights Agreement define or limit the rights of Props Token holders. The Company has also revised the disclosure on pages 66 and 74 of the Offering Statement to clarify this and note that the Company believes that the provisions referenced above are not enforceable with respect to federal and state securities law claims. The Company believes that the provisions of the the Voting Agreement or the Second Amended and Restated Investors Rights Agreement would only apply to claims other than in connection with this offering.

•
To the extent the provision applies to federal securities law claims, please revise the disclosure and each of the agreements to state that by agreeing to each such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

In response to the Staff’s comment, the Company has made the requested change to the offering circular on pages 38 and 139-40 of the Offering Statement. The Company has also made the requested change to the grant agreement and the terms of use.
As noted above, the Company does not believe that the Voting Agreement or the Second Amended and Restated Investors Rights Agreement define or limit the rights of Props Token holders. The Company has also revised the disclosure on pages 66 and 74 of the Offering Statement to clarify this and note that the Company believes that the provisions referenced above are not enforceable with respect to federal and state securities law claims.

•	Clarify whether purchasers of interests in a secondary transaction would be subject to each such provision.
The Company respectfully advises the Staff that purchasers in a secondary transaction would not be subject to the above-referenced provisions of the grant agreement or terms of use,

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

absent independent agreement to the terms of use. In response to the Staff’s comment, the Company has revised pages 38 and 139-40 of the Offering Statement to disclose this fact.
As noted above, the Company does not believe that the Voting Agreement or the Second Amended and Restated Investors Rights Agreement define or limit the rights of Props Token holders. The Company has also revised the disclosure on pages 66 and 74 of the Offering Statement to clarify this and note that the Company believes that the provisions referenced above are not enforceable with respect to federal and state securities law claims.

11.
We note that the introductory language and section 8.12 of the YouNow Terms of Use and section 5 of the Investment Representation Statement included as Exhibit B of the Props PBC Token Grant Agreement contain representations that persons subject to such agreements have reviewed the offering circular. Please note that it is inappropriate to require investors to represent that they have read or reviewed the offering materials that you provided to them and remove these statements.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the introductory language and section 8.12 of the YouNow Terms of Use and section 5 of Exhibit B of the Props PBC Token Grant Agreement to instead require that an investor represent that she or he has received and has had an opportunity to review the materials provided to her or him.

12.
We also note that exhibits 4.1 and 4.2 also contain various disclaimers and limitations of liability. Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise. In addition, we note that these agreements contain indemnification provisions. Please revise your offering circular to highlight the various applicable indemnification provisions in more detail and explain how they apply to investors. For example, please clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives. In addition, please explain how that amount would be determined. Finally, please include appropriate risk factor that highlights the indemnification provisions.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the language in Exhibit 4.1 section 14.1 and in Exhibit 4.2 section 17(g) to clarify that none of these provisions constitute waivers of any right under the federal securities laws.
The Company also has revised the language in Exhibit 4.1 section 14.1 to clarify that users of the YouNow Service or Props shall be liable for all loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon the unauthorized use of, or misuse of, the Service by the user or any violation of the Terms of Use by the user or the content

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
June 19, 2019

provided by the user. The indemnity has also been modified to exclude securities law claims. In addition, the Company has removed the indemnification provision in Exhibit 4.2 section 17 and has replaced it with a new provision that states that the recipient of Props Tokens shall be liable for all loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations provided by the recipient in Exhibit 4.2, the Token Grant Agreement.
Disclosure related to the indemnification and liability provisions discussed in this response has been added to pages 38 and 140 of the offering circular.
* * *
We hope the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above. YouNow intends to request that the Staff declare the Offering Statement qualified as of July 11, 2019.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum